Dashible, Inc.
Balance Sheets
(Unaudited)

	December 31, 2020	December 31, 2019
ASSETS		
Cash	$ 6,218	$ 2,326
Total current assets	6,218	2,326
Total assets	$ 6,218	$ 2,326
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Founder Loan 1	11,354	11,354
Founder Loan 2	7,149	3,800
Total current liabilities	$ 18,503	$ 15,154
Commitments and contingencies		-
Common stock, par value $0.00001; 10,000,000 shares authorized, 1,012,500 issued and outstanding	10	10
Paid-in-capital (SAFE)	20,000	15,000
Accumulated deficit	(32,295)	(27,838)
Total shareholders' deficit	(12,285)	(12,828)
Total liabilities and shareholders' deficit	$ 6,218	$ 2,326